Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Bank of America Corporation

Subject Company: FleetBoston Financial Corporation

Exchange Act File Number of

Subject Company: 1-6366

Made available to Bank of America Associates

Q&A

1.	Why did Bank of America decide to merge with Fleet?
This was a unique opportunity. Fleet’s franchise is a natural complement to ours, a natural complement to our growth strategy. While we’re dominant in the best growth markets in America, Fleet is dominant in the best wealth markets. The combined company will set the standard for financial services in the United States and will be able to provide the best opportunity in the industry to create shareholder value.

2.	How does their business compare to ours?
It’s very similar. Fleet has strong market positions in all of its lines of business. They have an 8-state retail franchise that is number one in the majority of those markets, a strong middle market and large corporate business, a leading small business group and one of the largest bank-owned brokerages.

3.	How will this benefit our customers?
Customers will benefit from the most extensive retail franchise in the nation, a shared commitment to service excellence, and a full range of traditional and innovative financial products and services.

4.	Usually there are job reductions in a merger. What should we expect?
There will be some reductions. But keep in mind there is very little overlap in the retail footprint. We don’t have an estimate of the number of potential reductions, but in past mergers we have been able to find openings for many people. Bank of America alone has hired more than 28,000 people so far this year.

5.	What will be the first steps?
We need to get regulatory and shareholder approvals and close the transaction. We will put in place a transition team that will begin preparing for the formal merger. We would expect the merger to close sometime in the first half of next year.

6.	How does this fit into our growth strategy?
It fits perfectly into our growth strategy. Fleet operates the most attractive franchise in the Northeast, which has the highest concentration of wealth in the country. Both companies were –and our new company will be – focused on organic growth in all of our markets. With this merger, we can truly say we are the Bank of America.

Additional Information About this Transaction

Bank of America Corporation (“Bank of America”) and FleetBoston Financial Corporation (“FleetBoston”) will file a Joint Proxy Statement/Prospectus and other documents regarding this transaction with the Securities and Exchange Commission (“SEC”). Bank of America and FleetBoston will mail the Joint Proxy Statement/Prospectus to their respective stockholders. These documents will contain important information about the transaction, and Bank of America and FleetBoston urge you to read these documents when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “SEC Documents”. You may also obtain these documents, free of charge, from FleetBoston’s website (www.fleet.com) under the tab “About Fleet” and then under the heading “Investor Relations” and then under the item “SEC Documents”.

Participants in this Transaction

Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America’s executive officers and directors in their definitive proxy statement filed with the SEC on March 27,

2003. You can find information about FleetBoston’s executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.